Exhibit 21

Subsidiaries of the Registrant (as of February 28, 2013)

Name of Subsidiary	State or Jurisdiction of Incorporation
Material Sciences Corporation, Engineered Materials and Solutions Group, Inc.	Illinois

MSC Pre Finish Metals (EGV) Inc.	Delaware

MSC Walbridge Coatings Inc.	Delaware

MSC Laminates and Composites Inc.	Delaware

MSC Laminates and Composites (EGV) Inc.	Delaware

Material Sciences Service Corporation	Delaware

MSC Europe GmbH	Germany

MSC/TEKNO Laminates and Composites LTDA	Brazil

Material Sciences Japan Corporation	Japan

Material Sciences (Shanghai) Trading Co., Ltd.	China